ACADIA HEALTHCARE COMPANY, INC.

830 Crescent Centre Drive, Suite 610

Franklin, Tennessee 37067

December 22, 2011

Via EDGAR Submission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Laura Crotty

Re:	Acadia Healthcare Company, Inc.
Registration Statement on Form S-4
(SEC File No. 333-178524)

Ladies and Gentlemen:

Reference is made to the registration statement of Acadia Healthcare Company, Inc. (the “Issuer”), Acadia–YFCS Holdings, Inc., Acadia Abilene, LLC, Acadia Hospital of Lafayette, LLC, Acadia Hospital of Longview, LLC, Acadia Louisiana, LLC, Acadia Management Company, Inc., Acadia Merger Sub, LLC, Acadia Riverwoods, LLC, Acadia Village, LLC, Ascent Acquisition Corporation–CYPDC, Ascent Acquisition Corporation–PSC, Ascent Acquisition Corporation, Behavioral Health Online, Inc., Child & Youth Pediatric Day Clinics, Inc., Childrens Medical Transportation Services, LLC, Detroit Behavioral Institute, Inc., Habilitation Center, Inc., Kids Behavioral Health of Montana, Inc., Lakeland Hospital Acquisition Corporation, Lakeview Behavioral Health System LLC, Med Properties, Inc., Meducare Transport, L.L.C., Memorial Hospital Acquisition Corporation, Millcreek Management Corporation, Millcreek School of Arkansas, Inc., Millcreek Schools Inc., North Point–Pioneer, Inc., Options Community Based Services, Inc., Options Treatment Center Acquisition Corporation, Pediatric Specialty Care Properties, LLC, Pediatric Specialty Care, Inc., PHC MeadowWood, Inc., PHC of Michigan, Inc., PHC of Nevada, Inc., PHC of Utah, Inc., PHC of Virginia, Inc., Psychiatric Resource Partners, Inc., PsychSolutions Acquisition Corporation, PsychSolutions, Inc., Rebound Behavioral Health, LLC, Rehabilitation Centers, Inc., Renaissance Recovery, Inc., Resolute Acquisition Corporation, Resource Community Based Services, Inc., RTC Resource Acquisition Corporation, Seven Hills Hospital, Inc., Southwestern Children’s Health Services, Inc., Southwood Psychiatric Hospital, Inc., Success Acquisition Corporation, Suncoast Behavioral, LLC, Wellplace, Inc., YFCS Holdings–Georgia, Inc., YFCS Management, Inc., Youth and Family Centered Services of Florida, Inc., Youth And Family Centered Services of New Mexico, Inc. and Youth and Family Centered Services, Inc. (collectively with the Issuer, the “Registrants”) on Form S-4 (File No. 333-178524), as amended (the “Registration Statement”), registering the Registrants’ offer to exchange up to $150,000,000 aggregate principal amount of 12.875% Senior Notes due 2018 (together with the guarantees thereof, the “Exchange Notes”), for a like aggregate principal amount of outstanding 12.875% Senior Notes due 2018 (together with the guarantees thereof, the “Outstanding Notes”).

U.S. Securities and Exchange Commission

December 22, 2011

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

*    *    *    *    *

U.S. Securities and Exchange Commission

December 22, 2011

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Elisabeth M. Martin of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-3055.

Sincerely,

ACADIA HEALTHCARE COMPANY, INC.

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard
Title:	Executive Vice President, General Counsel and Secretary

ACADIA - YFCS HOLDINGS, INC.

ACADIA ABILENE, LLC

ACADIA HOSPITAL OF LAFAYETTE, LLC

ACADIA HOSPITAL OF LONGVIEW, LLC

ACADIA LOUISIANA, LLC

ACADIA MANAGEMENT COMPANY, INC.

ACADIA MERGER SUB, LLC

ACADIA RIVERWOODS, LLC

ACADIA VILLAGE, LLC

ASCENT ACQUISITION CORPORATION – CYPDC

ASCENT ACQUISITION CORPORATION – PSC

ASCENT ACQUISITION CORPORATION

BEHAVIORAL HEALTH ONLINE, INC.

CHILD & YOUTH PEDIATRIC DAY CLINICS, INC.

CHILDRENS MEDICAL TRANSPORTATION

    SERVICES, LLC

DETROIT BEHAVIORAL INSTITUTE, INC.

HABILITATION CENTER, INC.

KIDS BEHAVIORAL HEALTH OF MONTANA, INC.

LAKELAND HOSPITAL ACQUISITION CORPORATION

LAKEVIEW BEHAVIORAL HEALTH SYSTEM LLC

MED PROPERTIES, INC.

MEDUCARE TRANSPORT, L.L.C.

MEMORIAL HOSPITAL ACQUISITION CORPORATION

MILLCREEK MANAGEMENT CORPORATION

MILLCREEK SCHOOL OF ARKANSAS, INC.

MILLCREEK SCHOOLS INC.

NORTH POINT - PIONEER, INC.

OPTIONS COMMUNITY BASED SERVICES, INC.

OPTIONS TREATMENT CENTER ACQUISITION

    CORPORATION

PEDIATRIC SPECIALTY CARE PROPERTIES, LLC

PEDIATRIC SPECIALTY CARE, INC.

PHC MEADOWWOOD, INC.

PHC OF MICHIGAN, INC.

PHC OF NEVADA, INC.

PHC OF UTAH, INC.

PHC OF VIRGINIA, INC.

PSYCHIATRIC RESOURCE PARTNERS, INC.

PSYCHSOLUTIONS ACQUISITION CORPORATION

PSYCHSOLUTIONS, INC.

REBOUND BEHAVIORAL HEALTH, LLC

REHABILITATION CENTERS, INC.

RENAISSANCE RECOVERY, INC.

RESOLUTE ACQUISITION CORPORATION

RESOURCE COMMUNITY BASED SERVICES, INC.

RTC RESOURCE ACQUISITION CORPORATION

SEVEN HILLS HOSPITAL, INC.

SOUTHWESTERN CHILDREN’S HEALTH

    SERVICES, INC.

SOUTHWOOD PSYCHIATRIC HOSPITAL, INC.

SUCCESS ACQUISITION CORPORATION

SUNCOAST BEHAVIORAL, LLC

WELLPLACE, INC.

YFCS HOLDINGS - GEORGIA, INC.

YFCS MANAGEMENT, INC.

YOUTH AND FAMILY CENTERED SERVICES OF

    FLORIDA, INC.

YOUTH AND FAMILY CENTERED SERVICES OF NEW

    MEXICO, INC.

YOUTH AND FAMILY CENTERED SERVICES, INC.

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard
Title:	Vice President and Secretary

cc:	Elisabeth M. Martin
Kirkland & Ellis LLP